SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
  X      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
_____

For the fiscal year ended December 30, 2001

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
_____    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to _____________


                          Commission file number 1-3950




                      FORD MOTOR COMPANY SAVINGS AND STOCK
                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 30, 2001 and December 30, 2000.

     Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 30, 2001.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 30, 2001.

     Schedule II - Reportable Transactions for the year ended December 30, 2001.


                                     Exhibit
                                     -------

Designation                 Description                     Method of Filing
-----------                 -----------                     ----------------

Exhibit 23     Consent of PricewaterhouseCoopers LLP     Filed with this Report.




                                    Signature
                                    ---------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                        SAVINGS AND STOCK INVESTMENT PLAN
                                          FOR SALARIED EMPLOYEES



                                    By: /s/Charles E. Corbett
                                        --------------------------------
                                        Charles E. Corbett, Chair
                                        Savings and Stock Investment
                                        Plan for Salaried Employees Committee



June 18, 2002

                                  EXHIBIT INDEX
                                  -------------

                                                                  Sequential
                                                                  Page Number
Designation               Description                             at Which Found
-----------               -----------                             --------------


Exhibit 23       Consent of PricewaterhouseCoopers LLP

                Ford Motor Company
                Savings and Stock
                Investment Plan for Salaried
                Employees
                Report on Audits of Financial Statements and
                Supplemental Schedules
                December 30, 2001 and 2000


Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Contents
-------------------------------------------------------------------------------------------------------------------
                                                                                                            Page(s)

Report of Independent Accountants.................................................................................1


Financial Statements
Statement of Net Assets Available for Benefits as of
 December 30, 2001 and 2000.......................................................................................2

Statement of Changes in Net Assets Available for
 Benefits for the Year Ended December 30, 2001....................................................................3

Notes to Financial Statements..................................................................................4-10


Supplemental Schedules*
Schedule I - Schedule of Assets Held at End of Year
 as of December 30, 2001......................................................................................11-12

Schedule II - Reportable Transactions for the Year Ended December 30, 2001.......................................13

* All other schedules required by 29 CFR 2520.103-10 are not included because they are not applicable.


                        Report of Independent Accountants


To the Board of Directors of
Ford Motor Company


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") at December 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held at End of Year as of December 30, 2001 and Reportable Transactions for the year ended December 30, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP

June 10, 2002


Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Statement of Net Assets Available for Benefits
As of December 30, 2001 and 2000
-------------------------------------------------------------------------------

                                                                                2000
                                                       -------------------------------------------------------
                                          2001              Allocated        Unallocated          Total
Assets
Investments, at fair value         $  10,235,362,692   $  12,650,836,794   $  274,234,960   $  12,925,071,754
Participant loans                        120,660,478         127,427,611                -         127,427,611
                                   ------------------- ------------------ ---------------- -------------------
   Total assets                       10,356,023,170      12,778,264,405      274,234,960      13,052,499,365
Liabilities
Employee stock ownership plan,
 loan payable                                      -                   -      298,894,713         298,894,713
Employee stock ownership plan,
 interest payable                                  -                   -        1,744,735           1,744,735
                                   ------------------- ------------------ ----------------- ------------------
   Total liabilities                               -                   -      300,639,448         300,639,448
                                   ------------------- ------------------ ----------------- ------------------
   Net assets available for
   benefits                        $  10,356,023,170   $  12,778,264,405  $   (26,404,488)  $  12,751,859,917
                                   ------------------- ------------------ ----------------- ------------------


The accompanying notes are an integral part of the financial statements.


Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 30, 2001
-------------------------------------------------------------------------------

                                                     Allocated          Unallocated             Total
Additions
   Additions to net assets attributed to
     Allocation of 11,700,442 shares of
      Ford common stock, at fair value          $       265,867,594  $                -   $       265,867,594
     Interest and dividend income                       119,607,947         312,217,644           431,825,591
                                                -------------------- ------------------- ---------------------
                                                        385,475,541         312,217,644           697,693,185
   Contributions
     Employee contributions                             332,801,343                   -           332,801,343
     Company contributions on behalf of
      employees                                           8,822,512                   -             8,822,512
     Company matching                                   148,305,501                   -           148,305,501
                                                -------------------- ------------------- ---------------------
                                                        489,929,356                   -           489,929,356
   Other additions
     Loan repayment interest                              9,376,743                   -             9,376,743
                                                -------------------- ------------------- ---------------------
                                                          9,376,743                   -             9,376,743
       Total additions                                  884,781,640         312,217,644         1,196,999,284
Deductions
   Deductions from net assets attributed to
     Allocation of 11,700,442 shares of
      Ford common stock, at fair value                            -       (265,867,594)         (265,867,594)
     Net depreciation in fair value of
      investments                                   (2,456,798,102)         (8,255,862)       (2,465,053,964)
     Withdrawal of participants' accounts             (806,582,444)                   -         (806,582,444)
     Participant loans                                      144,510                   -               144,510
     Administrative expense                             (1,588,493)                   -           (1,588,493)
     Interest expense                                             -        (11,689,700)          (11,689,700)
     Transfer out to other plans                       (42,198,346)                   -          (42,198,346)
                                                -------------------- ------------------- ---------------------
         Total deductions                           (3,307,022,875)       (285,813,156)       (3,592,836,031)
                                                -------------------- ------------------- ---------------------
         Net (decrease) increase                    (2,422,241,235)          26,404,488       (2,395,836,747)
                                                -------------------- ------------------- ---------------------
Net assets available for benefits
   Beginning of year                                 12,778,264,405        (26,404,488)        12,751,859,917
                                                -------------------- ------------------- ---------------------

   End of year
                                                $    10,356,023,170  $               -   $     10,356,023,170
                                                -------------------- ------------------- ---------------------


The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  1.   Description of the Plan

       The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") provides only general information. The Plan was established effective February 1, 1956. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan agreement.

       Type and purpose of the Plan
       The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

       Eligibility
       With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan on the first day of the second month following the original date of hire. Any applicable Company matching contributions, however, will be provided after twelve months of service. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

       Contributions
       Participants can contribute to the Plan on both a pre-tax and after-tax basis. Under the Plan and subject to limits required by the Internal Revenue Code ("IRC") participants may elect to contribute up to an aggregate 25% of their eligible wages to pre-tax and/or after-tax. Participants may also elect reductions in their distributions under the Company's Performance Bonus Plan, Ford Financial (Annual) Variable Incentive Plan, and Flexible Compensation Account. A contribution in an amount corresponding to each election is made by the Company to the Plan on the participants' behalf. Subject to IRC limits, pre-tax contributions are excluded from the participants' federal and most state and local taxable income.

       For the years ended December 30, 2001 and 2000, the Company matched at the rate of $.60 for each dollar of contributions up to 10% of participants' base salaries. All Company matching contributions were invested in the Ford Stock Fund. Contributions to the Pre-Tax Program from the Performance Bonus Plan, Ford Financial (Annual) Variable Incentive Plan and Flexible Compensation Account Program were not eligible for the Company match.

       Participant accounts
       Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The Company generally pays administrative expenses and fees of the Ford Stock Fund and the management fees of the Common Stock Index Fund and Bond Index Fund. All other fees and expenses are deducted from participant account fund assets. The fees charged to individual participant account fund assets totaled approximately $339,708 and $386,000 for the years ended December 30, 2001 and 2000, respectively.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  1.   Description of the Plan (continued)

       Vesting and distribution
       Pre-Tax Program assets, After-Tax Program assets and assets resulting from Company matching contributions (Ford Stock Fund) are accounted for separately.

       Company matching contributions vest five years after the original date of hire. At that time, all assets attributable to Company matching contributions held in participants' accounts become vested, and all future contributions vest when they are made. In-service withdrawals of vested Company match contributions are permissible for participants who are at least 59 1/2. Withdrawal of such contributions for participants less than 59 1/2 is limited to those contributions that have been in the Plan for two years following the end of the year in which the contributions were made.

       Pre-Tax Program assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship, death or permanent disability.

       Unmatched after-tax program assets can be withdrawn at any time without restriction. Withdrawal of matched after-tax program assets that have been in the plan for less than two years will result in a suspension.

       Investment operations and participation
       Participant contributions are invested in accordance with the participant's election in one or more of several investment options. A variety of investment options are available to plan participants such as guaranteed investment contract, mutual funds, common and commingled funds and common stock. The Company matches only in Company common stock.

       Investment contracts with insurance companies
       During 2001 and 2000, the Plan held seven benefit-responsive investment contracts with various companies. The contracts are included in the financial statements at their contract values as reported to the Plan by the companies. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

       There were no reserves against contract value for credit risk of the contract issuer or otherwise during 2001 or 2000. The average yield and crediting interest rates were approximately 6.31% for 2001 and 6.16% for 2000. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

       Transfer of assets
       The Plan permits the transfer of assets among investment options.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  1.   Description of the Plan (continued)

       Participant loans
       The Plan permits loans to participants from both their Pre-Tax and After-Tax Program accounts. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

       A participant is eligible to take out one loan per calendar year, and to have only four loans outstanding at any one time. Regular loans may be for a minimum of one year, but not exceeding five years. Home loans may be for a minimum of one year, but not exceeding ten years.

       Forfeitures and plan administration expenses
       The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company's future contributions to the Plan. To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly. Plan administration expenses amounted to approximately $1,249,000 and $1,933,000 for the years ended December 30, 2001 and 2000, respectively, of which approximately $863,000 and $1,371,000, respectively, was paid with participant forfeitures.

       Related-party transactions
       Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $1,588,493 and $2,318,308 for the year ended December 30, 2001 and 2000, respectively.

       Employee stock ownership plan
       The Company, by action of the Board of Directors, established an Employee Stock Ownership Plan ("ESOP") within the Plan effective January 1, 1989. The Plan operates, in part, as a leveraged ESOP, and is designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended ("Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       The Plan purchased Company common shares using the proceeds of loans from the Company (see Note 6), and holds the stock in a trust established under the Plan. The borrowings were repaid quarterly over the period ended December 3, 2001. As the Plan made each payment of principal, an appropriate percentage of stock was allocated to eligible employees' accounts in accordance with applicable regulations under the Code. Shares vested fully upon allocation.

       The borrowings were collateralized by the unallocated shares of stock and were guaranteed by the Company. The Company has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

       a) the accounts of employees with vested rights to allocated stock ("Allocated") and
       b)  stock not yet allocated to employees ("Unallocated").

       All shares have been allocated as of December 30, 2001.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  2.   Summary of Significant Accounting Policies

       Basis of accounting
       The financial statements of the Plan are prepared under the accrual method of accounting.

       Investments
       The investment in the Ford Stock Fund and the investments in all other funds are valued on the basis of quoted year-end market prices. Participant loans are valued at cost, which approximates fair value.



       Contributions
       Contributions to the Plan from employees and from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from Plan participants.

       Payment of benefits
       Benefits are recorded when paid.

       Use of estimates in the preparation of financial statements
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       Risks and uncertainties
       The Plan's invested assets ultimately consist of common stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

       Other
       Purchases and sales of investments are reflected on a trade-date basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  3.   Investments

       The following present investments that represent 5% or more of the Plan's net assets:

                                       December 30, 2001                    December 30, 2000
                            ------------------------------------ ------------------------------------
                                                   Market                               Market
                                 Shares             value             Shares             value
       Interest Income Fund     1,885,745,018  $  1,885,745,018      1,676,659,609  $  1,676,659,606
       Ford Stock Fund            742,634,343     4,255,294,787*       749,938,131     6,314,479,062*
       Common Stock Index Fund     15,953,521       937,588,434         17,274,564     1,166,378,566

       *  Primarily non-participant directed


       During 2001, the Plan's investments depreciated in value by $2,465,053,964 as follows:

       Mutual funds                                          $  439,449,556
       Ford common stock                                      1,876,058,145
       Common and commingled trust fund                         149,546,263
                                                            ------------------
                                                             $2,465,053,964
                                                            ------------------


  4.   Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the Ford Stock Fund, which are primarily nonparticipant directed is as follows:

                                                      December 30,
                                                2001                2000

       Net assets
       Ford Stock Fund                     $ 4,255,294,787     $ 6,314,479,049



                                                                  Year ended
                                                                  December 30,
                                                                      2001

       Changes in net assets
       Contributions                                          $    272,492,896
       Interest and dividend income                                267,383,789
       Net depreciation                                         (1,864,368,445)
       Withdrawal of participants' accounts                       (317,970,330)
       Interest expense                                            (11,689,700)
       Net transfers between funds                                (369,977,734)
       Transfers out to other plans                                (42,158,571)
       Participant loans                                             7,103,833
                                                             -------------------

                                                              $ (2,059,184,262)
                                                             -------------------

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  5.   Plan Amendment

       Effective January 1, 2002, the Plan was amended to suspend company matching contributions. The Plan was also amended to increase the amount an employee is able to contribute from 25% of base pay to 40% of base pay, subject to Internal Revenue Service limits.

  6.   Loan Payable

       The Plan obtained loans from the Company to purchase shares of Company common stock for quarterly allocation. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid quarterly over the period ended December 3, 2001. The following summarizes the loans outstanding during the year:

                      Original                  Total       Number of    Date of
                      principle     Interest  quarterly     quarterly     first
       Date of loan    balance       rate      payments      payments    payment

        6/28/00     $ 221,200,000    6.54%   $  5,489,358       7     8/10/00
        8/31/00       407,490,000    7.04%     72,592,927       6      9/1/00

       All loans were either paid off or matured prior to December 30, 2001.

       The Company shares are held in an unallocated account within the Plan until quarterly loan payments are made. The trustee purchases additional shares to the extent that shares released from the unallocated account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. Cash dividends earned on Company common stock are held in the Plan and are generally used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the unallocated account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

  7.   Tax Status

       The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 13, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, and the Plan sponsor has applied for an updated IRS letter. The Plan Sponsor and tax counsel believe that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  8.   Administration of Plan Assets

       The Plan's assets are held by the Trustee of the Plan, Fidelity Investments. Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants.

       Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Comerica Bank administers the payment of interest and principal for the loan payable.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  9.   Plan Termination

       The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon. Upon termination of the Plan, participants would become fully vested. In the event of termination all loans would become due immediately upon such termination. There are currently no plans to terminate the Plan.


Ford Motor Company Savings and Stock                                                               Supplemental Schedule I
Investment Plan for Salaried Employees                                                                         Page 1 of 2
Schedule of Assets Held at End of Year
As of December 30, 2001
---------------------------------------------------------------------------------------------------------------------------
(a)            (b)                                 (c)                          (d)                  (e)
                                        Description of investment
       Identity of issuer,              including maturity date,
       lessor, borrower or            rate of interest, collateral,
          similar party                   par or maturity value                 Cost**          Current value

     Interest Income Fund
*    Fidelity Investments     Interest Income Fund, 1,885,745,018 units
                              CDC Financial Products 6.13%, due 5/15/03         $         -    $     7,052,682
                              Combined Insurance Company 6.97%, due 4/26/02                          4,771,701
                              Combined Insurance Company 6.22%, due 6/9/03                           8,676,882
                              GE Life and Annuity ASR 6.26%, due 3/17/03                             5,225,266
                              GE Life and Annuity ASR 6.24%, due 11/15/02                            6,962,304
                              Safeco Life Insurance Company 6.19%, due 2/15/02                       6,950,525
                              United of Omaha 6.15%, due 6/12/02                                     3,619,714
                              Other                                                              1,842,485,944
                                                                                              -----------------
                                 Total Interest Income Fund                                      1,885,745,018
     Investment Funds
*    Fidelity Investments     T. Rowe Price Spectrum Growth Fund,
                               734,221 units                                                        10,389,233
*    Fidelity Investments     Scudder International Fund, 566,105 units                             20,674,151
*    Fidelity Investments     Vanguard LifeStrategy Conservative
                               Growth Fund, 714,309 units                                           10,057,474
*    Fidelity Investments     Domini Social Equity Fund, 77,866 units                                2,156,111
*    Fidelity Investments     T. Rowe Price Spectrum Income Fund,
                               1,570,665 units                                                      16,601,932
*    Fidelity Investments     Vanguard LifeStrategy Moderate Growth Fund,
                               569,411 units                                                         9,099,189
*    Fidelity Investments     T. Rowe Price New Horizons Funds, 3,821,445 units                     87,472,885
*    Fidelity Investments     Scudder Global Fund, 424,740 units                                     9,229,604
*    Fidelity Investments     Vanguard LifeStrategy Growth Fund,
                               561,008 units                                                         9,823,255
*    Fidelity Investments     T. Rowe Price International Stock Fund,
                               2,404,336 units                                                      26,279,392
*    Fidelity Investments     Scudder Global Discovery Fund, 606,210 units                          14,264,127
*    Fidelity Investments     T. Rowe Price International Discovery
                               Fund, 1,256,553 units                                                23,887,081
*    Fidelity Investments     Scudder Income Fund, 552,632 units                                     6,874,750
*    Fidelity Investments     T. Rowe Price New Asia Fund, 1,746,133 units                          10,721,259
*    Fidelity Investments     Scudder Growth and Income Fund, 975,501 units                         20,807,434
*    Fidelity Investments     Vanguard Growth Index Fund, 4,965,902 units                          133,036,518
*    Fidelity Investments     T. Rowe Price High Yield Fund, 3,377,713 units                        22,495,573
*    Fidelity Investments     Scudder Greater Europe Growth Fund,
                               1,920,498 units                                                      39,476,403
*    Fidelity Investments     Vanguard Explorer Fund, 902,888 units                                 54,958,765
*    Fidelity Investments     T. Rowe Price New Era Fund, 359,602 units                              8,037,106
*    Fidelity Investments     Scudder Japan Fund, 1,646,157 units                                   10,881,101
*    Fidelity Investments     Vanguard International Value Fund, 267,126 units                       5,863,408
*    Fidelity Investments     T. Rowe Price Latin America Fund, 978,355 units                        8,981,302
*    Fidelity Investments     Vanguard Value Index Fund, 1,640,703 units                            31,271,802
*    Fidelity Investments     Vanguard Investment Index Plus Fund,
                               3,157,742 units                                                     334,941,728
*    Barclays Global
        Investors             Bond Index Fund, 5,023,192 units                                      91,823,948
*    Ford Motor Company       Ford Stock Fund, 742,634,343 units                 4,909,669,513   4,255,294,787
*    Comerica Bank, N. A.     Common Stock Index Fund, 15,953,521 units                            937,588,434
*    Fidelity Investments     Fidelity Funds, 2,054,612 units                                       59,809,759
*    Fidelity Investments     Fidelity Puritan Fund, 1,859,701 units                                32,953,909
*    Fidelity Investments     Fidelity Trend Fund, 94,104 units                                      4,660,991
*    Fidelity Investments     Fidelity Magellan Fund, 2,892,574 units                              304,790,535
*    Fidelity Investments     Fidelity Contrafund, 6,810,614 units                                 292,789,754



Ford Motor Company Savings and Stock                                                               Supplemental Schedule I
Investment Plan for Salaried Employees                                                                         Page 2 of 2
Schedule of Assets Held at End of Year
As of December 30, 2001
---------------------------------------------------------------------------------------------------------------------------
(a)            (b)                                 (c)                          (d)                  (e)
                                        Description of investment
       Identity of issuer,              including maturity date,
       lessor, borrower or            rate of interest, collateral,
          similar party                   par or maturity value                 Cost**          Current value

*    Fidelity Investments     Fidelity Equity-Income Fund, 1,316,177 units                     $    64,690,102
*    Fidelity Investments     Fidelity Growth Company Fund, 5,932,748 units                        322,029,543
*    Fidelity Investments     Fidelity Investment Grade Bond Fund,
                               6,692,618 units                                                      48,856,114
*    Fidelity Investments     Fidelity Growth and Income Portfolio,
                               5,686,534 units                                                     214,439,208
*    Fidelity Investments     Fidelity Value Fund, 1,798,953 units                                  93,293,723
*    Fidelity Investments     Fidelity Government Income Fund, 4,652,057 units                      46,194,922
*    Fidelity Investments     Fidelity Independence Fund, 5,198,868 units                           82,713,988
*    Fidelity Investments     Fidelity Overseas Fund, 760,498 units                                 20,875,683
*    Fidelity Investments     Fidelity Europe Fund, 710,384 units                                   17,503,853
*    Fidelity Investments     Fidelity Pacific Basin Fund, 706,863 units                             9,775,913
*    Fidelity Investments     Fidelity Real Estate Investment Portfolio Fund,
                               1,731,462 units                                                      32,101,311
*    Fidelity Investments     Fidelity Balanced Fund, 1,390,279 units                               20,784,678
*    Fidelity Investments     Fidelity International Growth and Income Fund,
                               401,328 units                                                         7,512,867
*    Fidelity Investments     Fidelity Capital Appreciation Fund, 1,423,634 units                   29,568,876
*    Fidelity Investments     Fidelity Canada Fund, 263,773 units                                    5,009,052
*    Fidelity Investments     Fidelity Utilities Fund, 1,666,114 units                              22,642,493
*    Fidelity Investments     Fidelity Asset Manager, 1,338,959 units                               20,834,204
*    Fidelity Investments     Fidelity Worldwide Fund, 930,930 units                                13,712,595
*    Fidelity Investments     Fidelity Stock Selector, 1,283,608 units                              27,430,707
*    Fidelity Investments     Fidelity Asset Manager Growth, 1,501,088 units                        21,675,715
*    Fidelity Investments     Fidelity Asset Manager Income, 1,576,047 units                        17,856,611
*    Fidelity Investments     Fidelity Dividend Growth Fund, 7,960,140 units                       227,580,400
*    Fidelity Investments     Fidelity New Markets Income Fund, 1,638,938 units                     17,913,595
*    Fidelity Investments     Fidelity Global Balanced Fund, 171,926 units                           2,747,375
*    Fidelity Investments     Fidelity Small Capital Selector Fund, 3,089,734 units                 52,062,025
*    Fidelity Investments     Fidelity International Bond Fund, 184,439 units                        1,468,131
*    Fidelity Investments     Citizens Global Equity Fund, 21,243 units                                350,290
                                                                                              -----------------
                                 Total Investment Funds                                          8,349,617,674
     Participant Loans
*    Participant Loans        Participant loans, interest rates varying from
                               4.75% to 9.5%                                                       120,660,478
                                                                                              -----------------

                                 Total investments                                            $ 10,356,023,170
                                                                                              -----------------

* Denotes party-in-interest
**Cost for participant directed funds are not required per Department of Labor
  29 CFR 2520.103-10


Ford Motor Company Savings and Stock                                                                       Supplemental Schedule II
Investment Plan for Salaried Employees
Schedule of Reportable Transactions
For the Year Ended December 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
 Identity of       Description          Purchase         Selling       Lease  Expenses Cost of     Current value      Net gain
party involved      of asset             price            price        rental incurred asset         of asset         or (loss)

Reporting       Single transaction in
Criterion I     excessof five percent
                of currentvalue of plan
                assets.

                None.

Reporting       Series of transactions
Criterion II    in other than securities
                in excess of five percen
                of current value of plan
                assets.

                None.

Reporting       Series of transactions in
Criterion III   securities in excess of
                five percent of current
                value of plan assets.

 Fidelity       Interest Income Fund
 Investments      248 Purchases            $1,019,205,073                               $1,019,205,073  $1,019,205,073
                  248 Sales                                $ 989,414,488                   958,544,139     989,414,488  $ 30,870,349

Reporting       Single transactions with
Criterion IV    a nonregulated entity in
                excess of five percent
                of current value of plan
                assets

                None.



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